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SEC FILE NUMBER
8-37444

RECEIVED
MAR 0 3 2003
203
PROCESSING
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Banca IMI Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York (City) — New York (State) — 10167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giovanni Palacardo — (212) 326-1103 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) — New York (City) — New York (State) — 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Giovanni Palacardo and Vincent DiBella, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Banca IMI Securities Corp. and subsidiary (the "Company") for the year ended December 31, 2002, are true and correct, and such consolidated financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 24, 2003

Signature Date

Chief Executive Officer

Title

February 24, 2003

Signature Date

Chief Financial Officer

Title

Notary Public

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 2006

BANCA IMI SECURITIES CORP.
(SEC. I.D. No. 8-37444)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Banca IMI Securities Corp.

We have audited the accompanying consolidated statement of financial condition of Banca IMI Securities Corp. and subsidiary (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2003

BANCA IMI SECURITIES CORP.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 3,736,865
Cash segregated in compliance with federal regulations	19,887,878
Securities borrowed	428,524,919
Securities purchased under agreements to resell	137,177,875
Securities owned, at market value	21,300,161
Receivables from brokers, dealers and clearing organizations	4,489,270
Receivables from affiliates	2,599,368
Receivables from customers	28,542
Exchange memberships owned, at cost (market value $2,088,000)	756,757
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,883,482	702,421
Other assets	1,209,720
Total assets	$620,413,776

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Drafts payable	$ 1,981,906
Securities loaned	425,700,939
Securities sold under agreements to repurchase	18,102,118
Securities sold, not yet purchased, at market value	4,088,031
Payables to brokers, dealers and clearing organizations	118,747
Payables to customers	12,387,109
Accounts payable and accrued expenses	1,840,070
Other liabilities	65,431
Total liabilities	464,284,351
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Convertible preferred stock (44,500 shares authorized, 27,780 shares issued and outstanding, no par value)	27,780,000
Common stock (22,000 shares authorized, 16,720 shares issued and outstanding, no par value)	16,720,000
Additional paid-in capital	202,000,000
Accumulated deficit	(90,370,575)
Total stockholder's equity	156,129,425
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$620,413,776

See notes to consolidated statement of financial condition.

BANCA IMI SECURITIES CORP.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Banca IMI Securities Corp. and subsidiary (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"), the Chicago Board of Trade ("CBOT") and of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which in turn is wholly owned by Banca D'Intermediazione Mobiliare IMI S.p.A. ("Banca IMI"), the investment banking arm of Sanpaolo IMI Group (the "Group"). The Company's wholly owned subsidiary, Cedar Street Securities Corp., has been dormant since 1995.

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e. NYSE, NASDAQ, Xetra, and Italian Stock Exchange) for U.S. and European clients. In 2002, the Company began a securities borrowed and loaned conduit business in U.S. and foreign securities. Furthermore, the Company provides limited corporate finance services.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are transacted as follows: (i) U.S. business - settled by the Company through domestic clearing organizations with the underlying transactions conducted on either a delivery versus payment, receipt versus payment or cash basis; and (ii) international business - settled directly by the Company's foreign affiliates or through foreign clearing organizations with the underlying transactions conducted on a delivery versus payment or receipt versus payment basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated statement of financial condition includes the accounts of the Company and its subsidiary and are presented in accordance with accounting principles generally accepted in the United States of America which includes industry practices. All intercompany balances have been eliminated.

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the consolidated statement of financial condition and accompanying notes. Actual results could differ materially from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased - Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at market value. Market value is determined by reference to third party sources such as exchanges and other dealers' price quotations.

Customer Securities Transactions - Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to cash transactions. Securities owned by customers are not reflected in the accompanying consolidated statement of financial condition.

Collateralized Securities Transactions - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained or excess collateral returned. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Income Taxes - The Company and its subsidiary are included in the consolidated Federal income tax return of IMI U.S. The Company and its subsidiary file a combined state and local income tax return with IMI U.S. Income taxes have been determined on a separate company basis.

Depreciation and Amortization - Depreciation is provided on furniture and equipment using estimated useful lives of three to five years under the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the life of the related lease.

New Accounting Pronouncement - In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, ("FIN 45"). FIN 45 requires certain disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company has adopted the disclosure provisions of FIN 45 in the accompanying consolidated

statement of financial condition and does not expect the liability recognition provisions to have a material impact on the Company's consolidated statement of financial condition.

In January 2003, the FASB issued Interpretation No. 46, *"Consolidation of Variable Interest Entities - an interpretation of ARB No. 51,"* ("FIN No. 46"). FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as Variable Interest Entities or "VIEs". FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. FIN No. 46, as it relates to existing entities, is effective for fiscal periods beginning after June 15, 2003. For new entities, FIN No. 46 is effective January 31, 2003. The Company will adopt FIN No. 46 as required in fiscal year 2003 and expects the adoption will not have a material impact on the consolidated statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at market value, at December 31, 2002 consist of the following:

	Securities Owned	Securities Sold, But Not Yet Purchased
Corporate bonds	$15,951,990	$ -
Government bonds	4,336,771	4,088,031
Other	1,011,400	-
	$21,300,161	$4,088,031

At December 31, 2002, there were no securities owned which were pledged to counterparties.

5. COLLATERALIZED SECURITIES TRANSACTIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase transactions and securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2002, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $541,861,000. This collateral was generally obtained under reverse repurchase or securities borrowing agreements. Of these securities received as collateral, securities with a fair value of approximately $426,680,000 were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales.

6. INCOME TAXES

At December 31, 2002, the Company had deferred tax assets resulting from Federal net operating loss carryforwards and temporary differences, consisting primarily of accrued bonuses and depreciation. Such asset had a related valuation allowance at December 31, 2002 as follows:

Federal net operating loss carryforwards:	
Subject to limitation	$ 5,100,000
Not subject to limitation	16,500,000
Timing differences	640,000
Total deferred tax assets	22,240,000
Less valuation allowance	(22,240,000)
Net deferred tax asset recognized on the consolidated statement of financial condition	$ -

The amount of Federal net operating loss carryforwards that are available for future utilization totals approximately $63 million. Federal net operating loss carryforwards that are not subject to limitation expire at various year ends commencing with December 31, 2010. Approximately $15 million of the Federal net operating loss carryforwards are subject to significant limitation pursuant to an "Ownership Change" that occurred in a prior year under Section 382 of the Internal Revenue Code. Federal net operating losses subject to limitation described above expire at year ends through December 31, 2010.

7. PREFERRED STOCK

The convertible preferred stock has equal voting rights with the common stock. Additionally, the convertible preferred stock has preference in the event of liquidation with respect to unpaid dividends ($9,868,746 at December 31, 2002), but otherwise shares ratably with common stock in all cumulative gains or losses of the Company.

8. COMMITMENTS, GUARANTEES AND CONTINGENCIES

Brokerage Activities - In the ordinary course of business the Company has various guarantees embedded in certain of its exchange membership and clearing organization agreements which are on the same terms as other members. The Company's liability under these arrangements is not

quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote.

Additionally, in its capacity as a securities clearing broker, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. Such transactions were fully collateralized at December 31, 2002.

Leases - The Company has obligations under a noncancellable operating lease for office space which expires in April 2007. The aggregate minimum lease commitment for office space is listed below:

Year Ending December 31,	
2003	$ 558,531
2004	558,531
2005	558,531
2006	558,531
2007	186,177
	$2,420,301

Additionally, the Company leases various equipment under noncancellable operating leases expiring in one to three years. Annual commitments under such leases aggregate $25,372 in 2003, $22,988 in 2004, and $21,468 in 2005.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has elected to use the Alternative Net Capital Method permitted by Rule 15c3-1 which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2002, the Company's net capital of $140,613,087 exceeded the minimum requirement by $139,613,087.

10. CONCENTRATIONS OF CREDIT RISK

The Company's clearance activities for customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment, receipt versus payment basis or cash basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

11. EMPLOYEE BENEFITS

401(k) Plan - All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 50% matching contribution on the first 5% of compensation deposited by the employee as elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five year period.

Profit-Sharing Plan - The Company has a profit sharing plan for all employees who have been employed with the Company as of each fiscal year end. The Board of Directors sets the profit sharing percentage for the plan annually. All contributions vest over a four year period commencing with the third year of employment with the Company.

12. RELATED PARTIES

The Company has extensive transactions with affiliates of Sanpaolo IMI. These activities include executing and clearing securities transactions, transacting in repurchase, reverse repurchase and securities lending arrangements and providing operational support for foreign affiliates in their securities dealings in the U.S.

Summarized below are the Company's affiliate balances as of December 31, 2002:

Assets:	
Cash	$ 900,379
Securities purchased under agreements to resell	3,037,500
Receivable from affiliates	4,489,270
Receivable from customers	28,542
Total	$ 8,455,691
Liabilities:	
Securities sold under agreements to repurchase	$ 8,065,375
Drafts payable	1,981,906
Payable to customers	12,193,052
Total	$22,240,333

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 24, 2003

Banca IMI Securities Corporation
245 Park Avenue
New York, New York

In planning and performing our audit of the consolidated financial statements of Banca IMI Securities Corporation and subsidiary (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the

design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP